UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 333-78481

Creo Inc.

(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News Release

For immediate release

Creo Reports 2005 Second-Quarter Financial Results

Vancouver, BC, CANADA (May 4, 2005) – Creo Inc. (NASDAQ: CREO; TSX: CRE) today announced its financial results for the 2005 fiscal second quarter ended March 31, 2005, reported in U.S. dollars.

Revenue in the second quarter of 2005 was $164.0 million, an increase of 3.8 percent from $158.1 million in the second quarter of 2004 as a result of the growth in consumables revenue and the strength of the euro and yen compared to the U.S. dollar.

The company reported a net loss of $4.1 million or 7 cents per share for the second quarter of 2005 due to a higher than usual financial loss of 4 cents per share from the impact of foreign currency on net monetary assets and lower gross profit. The net loss in the second quarter of 2005 also includes 2 cents per share of restructuring and intangible asset amortization. This compares to net earnings of $2.0 million or 4 cents per diluted share for the second quarter of 2004 which includes 2 cents per diluted share of restructuring and intangible asset amortization offset by a foreign currency gain on net monetary assets of 2 cents per diluted share.

Gross margin in the second quarter of 2005 was 37.8 percent, compared to 42.0 percent in the second quarter of 2004. Shifts in product mix with the increase in thermal plate revenue, lower equipment margins, and the strengthened Canadian dollar compared to the U.S. dollar contributed to the decline in gross margin this quarter.

Total operating expenses of $67.0 million for the second quarter of 2005 increased compared to $63.9 million in the second quarter of 2004. The increase in operating expenses was largely due to the impact of foreign currency on net monetary assets as well as the appreciation of the Canadian dollar, euro and Israeli shekel compared to the U.S. dollar.

Cash used by operations was $8.3 million reflecting increased inventory investment in the thermal plate business, seasonal increases in vendor payments and the payment of annual benefits to North American employees. Cash inflows from the proceeds of stock option exercises by employees of $9.4 million were more than offset by the early repayment of the royalty arrangement liability to the Chief Scientist of Israel of $11.0 million. Cash on hand at quarter end was $68.8 million compared to $82.6 million as at September 30, 2004. Weighted shares outstanding (diluted) were 57,458,721 for the second quarter of 2005.

In light of the pending transaction with Eastman Kodak Company announced on January 31 and the uncertainty of its impact on operations, Creo will not be providing guidance for the third quarter of 2005. The proposed arrangement transaction with Kodak has been approved by the Creo board and has received requisite shareholder and court approval, and is subject to customary closing conditions including regulatory approvals.

On March 29, Creo and Kodak received a “no-action” letter from the Canadian Competition Bureau, indicating that the transaction will not be impeded under the Canadian Competition Act. On April 6, Kodak received approval for the transaction under the Investment Canada Act. On April 21, Creo was granted regulatory approval in connection with the transaction in Israel and on May 3 approval was received in the European Union. Creo and Kodak continue to work toward obtaining regulatory approvals in the United States and South Africa and completing the transaction in the summer of 2005.

First Call Estimates

Creo reports its financial results in accordance with Canadian generally accepted accounting principles (GAAP). Therefore the company’s earnings per share results reported in this news release cannot be directly compared with First Call estimates. First Call estimates are based on adjusted analyst forecasts, which exclude restructuring costs and intangible asset amortization.

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) the announcement of the transaction to enter into an arrangement agreement with Eastman Kodak Company on January 31, 2005 may disrupt some of our customer or supplier relationships which may adversely affect future results; (2) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (3) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (4) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2004, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2005 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging, software technology and digital plates. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$636 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.419.4794	T. +1.604.676.4526
IR@creo.com	rochelle.van.halm@creo.com

Creo Inc.

Segmented Revenue by Economic Segment

	Three months ended		Six months ended
	March 31	March 31	March 31	March 31
(in thousands of U.S. dollars)	2005	2004	2005	2004

Americas	$58,051	$59,463	$116,744	$110,988
EMEA	66,916	61,008	136,295	121,148
Asia-Pacific	20,405	22,522	44,853	43,231
OEM and Other	18,626	15,064	40,670	37,978
	$163,998	$158,057	$338,562	$313,345

Creo Inc.

Segmented Revenue by Economic Segment as a Percentage of Revenue

	Three months ended		Six months ended
	March 31	March 31	March 31	March 31
(in thousands of U.S. dollars)	2005	2004	2005	2004

Americas	35.4%	37.6%	34.5%	35.4%
EMEA	40.8%	38.6%	40.3%	38.7%
Asia-Pacific	12.4%	14.2%	13.2%	13.8%
OEM and Other	11.4%	9.5%	12.0%	12.1%

Creo Inc.

Consolidated Balance Sheets

	March 31	September 30
	2005	2004
(in thousands of U.S. dollars)	(unaudited)	(audited)

Assets
Current assets
Cash and cash equivalents	$68,798	$82,565
Accounts receivable	139,528	138,358
Other receivables	31,876	25,819
Inventories	119,908	111,745
Income taxes receivable	4,498	4,147
Future income taxes	14,172	16,171
	378,780	378,805
Capital assets, net	125,950	121,080
Intangible assets, net	8,379	9,995
Goodwill	14,190	14,190
Other assets	36,595	33,655
Future income taxes	28,950	22,260
	$592,844	$579,985
Liabilities
Current liabilities
Accounts payable	42,575	49,546
Accrued and other liabilities	73,273	82,524
Future income taxes	2,329	320
Deferred revenue and credits	63,015	58,673
	181,192	191,063
Long-term liabilities	10,407	13,099
Future income taxes	–	6,202
	191,599	210,364
Shareholders’ Equity

Share capital	772,356	747,847
Contributed surplus	3,383	2,225
Cumulative translation adjustment	25,790	21,617
Deficit	(400,284)	(402,068)
Shareholders’ equity	401,245	369,621
	$592,844	$579,985

Creo Inc.

Consolidated Statements of Operations and Deficit

	Three months ended		Six months ended
	March 31	March 31	March 31	March 31
	2005	2004	2005	2004
(in thousands of U.S. dollars, except share per amounts)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue
Product	$91,330	$95,185	$191,640	$193,063
Service	45,828	45,332	92,232	89,421
Consumables	26,840	17,540	54,690	30,861
	163,998	158,057	338,562	313,345
Cost of sales	101,996	91,719	205,613	180,188
Gross profit	62,002	66,338	132,949	133,157

Research and development, net	20,498	22,174	39,891	42,319
Sales and marketing	25,083	26,563	51,487	53,238
General and administration	17,583	14,867	35,994	30,506
Other expense (income)	2,582	(1,529)	(103)	(2,344)
Restructuring	425	981	1,718	981
Intangible asset amortization	807	800	1,616	1,509
	66,978	63,856	130,603	126,209

Earnings (loss) before undernoted items	(4,976)	2,482	2,346	6,948
Gain on sale of investment	–	–	–	8,723
Income tax expense (recovery)	863	(500)	(562)	(1,375)
Net earnings (loss)	$(4,113)	$1,982	$1,784	$14,296

Earnings (loss) per common share
Basic	$(0.07)	$0.04	$0.03	$0.28
Diluted	$(0.07)	$0.04	$0.03	$0.28

Deficit, beginning of period	$(396,171)	$(401,136)	$(402,068)	$(413,450)
Net earnings (loss)	(4,113)	1,982	1,784	14,296
Deficit, end of period	$(400,284)	$(399,154)	$(400,284)	$(399,154)

Creo Inc.

Consolidated Statements of Cash Flows

	Three months ended		Six months ended
	March 31	March 31	March 31	March 31
	2005	2004	2005	2004
(in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided by operations:
Net earnings (loss)	$(4,113)	$1,982	$1,784	$14,296
Items not affecting cash:
Amortization	6,511	6,160	12,972	11,481
Stock compensation expense	44	171	155	171
Gain on sale of investment	–	–	–	(8,723)
Future income taxes	(1,942)	(1,877)	(1,281)	(3,665)
Other	2,909	440	(497)	918
	3,409	6,876	13,133	14,478
Changes in operating assets and liabilities:
Accounts receivable	8,713	4,605	944	4,478
Other receivables	(689)	(2,268)	(3,975)	(5,229)
Inventories	(4,309)	(4,121)	(9,166)	(6,019)
Accounts payable	(5,771)	(3,890)	(7,445)	2,574
Accrued and other liabilities	(613)	(2,622)	(4,214)	(4,519)
Income taxes	(2,880)	(4,216)	(6,108)	(6,307)
Deferred revenue and credits	(6,165)	(3,553)	3,077	(553)
	(11,714)	(16,065)	(26,887)	(15,575)
	(8,305)	(9,189)	(13,754)	(1,097)
Cash provided by (used in) investing:
Purchase of intangible assets	–	–	–	(1,890)
Repayment of promissory note	–	–	–	(4,000)
Acquisition, net of cash acquired	–	(19,660)	–	(31,903)
Purchase of capital assets	(7,196)	(3,392)	(14,071)	(7,115)
Proceeds from sale of capital assets	4	13	4	89
Proceeds from the sale of investments	–	–	–	22,074
Other	(10)	123	(39)	57
	(7,202)	(22,916)	(14,106)	(22,688)
Cash provided by (used in) financing:
Proceeds from shares issued	9,437	48,932	24,509	50,493
Decrease in long-term liabilities	(11,033)	(2,455)	(11,033)	(2,408)
	(1,596)	46,477	13,476	48,085
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(560)	(365)	617	579
Increase (decrease) in cash and cash equivalents	(17,663)	14,007	(13,767)	24,879
Cash and cash equivalents, beginning of period	86,461	69,893	82,565	59,021
Cash and cash equivalents, end of period	$68,798	$83,900	$68,798	$83,900

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer

and Chief Operating Officer

Date: May 5, 2005